UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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08030515

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

SEC FILE NUMBER
8 – 65931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

KELLOGG PARTNERS INSTITUTIONAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 BROADWAY, 3RD FLOOR
(No. And Street)

NEW YORK,	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANICE PARISE — (212) 607-5027
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JANICE PARISE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KELLOGG PARTNERS INSTITUTIONAL SERVICES, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIE LOSSMANN
NOTARY PUBLIC, STATE OF NEW YORK
No. 01LO6134871
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES OCT. 11, 2009

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KELLOGG PARTNERS INSTITUTIONAL SERVICES, LLC

A WHOLLY OWNED SUBSIDIARY OF

KELLOGG CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Kellogg Partners Institutional Services, LLC, a wholly owned subsidiary of
Kellogg Capital Group, LLC:

We have audited the accompanying statement of financial condition of Kellogg Partners Institutional Services, LLC (the "Company"), a wholly owned subsidiary of Kellogg Capital Group, LLC, as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kellogg Partners Institutional Services, LLC, a wholly owned subsidiary of Kellogg Capital Group, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 22, 2008

KELLOGG PARTNERS INSTITUTIONAL SERVICES, LLC
A WHOLLY OWNED SUBSIDIARY OF KELLOGG CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 1,597,617
Commissions receivable	202,669
Due from broker	149,231
Fixed assets (net of accumulated depreciation of $125,448)	29,665
Other assets	180,946
TOTAL ASSETS	$ 2,160,128

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 304,415
Payable to affiliate	39,059
Payable to parent company	94,597
Other liabilities	536,757
TOTAL LIABILITIES	974,828
Member's equity	1,185,300
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,160,128

The accompanying notes are an integral part of this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kellogg Partners Institutional Services, LLC (the "Company") was organized in the State of New York in February 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the New York Stock Exchange, Inc. (the "NYSE"), the Securities Investor Protection Corporation ("SIPC") and the National Futures Association ("NFA"). The Company does not receive or hold funds or securities for, nor owe funds or securities to, customers. The Company has yet to commence its futures operation that it has been approved for.

The Company provides execution services for institutional customers on the floor of the NYSE and through riskless principal transactions for listed and over-the-counter traded securities.

Fixed assets are carried at cost and depreciated on a straight-line basis over their estimated useful lives.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company records securities transactions and commission revenue and related expenses on a trade-date-basis.

NOTE 2. COMMISSIONS RECEIVABLE

The commissions receivable shown on the statement of financial condition is due from the Company's clearing broker (Merrill Lynch Broadcourt Clearing Corp.). The Company introduces its customer transactions to this clearing broker, which are governed by the terms of a clearance agreement. In connection with the clearance agreement, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain as it relates to the Company's introduced customer transactions.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2007, the Company had net capital of $944,362 that exceeded their requirements by $879,373.

NOTE 4. SIGNIFICANT GROUP CONCENTRATION OF COUNTERPARTY RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

As of December 31, 2007, there were no significant customer accounts having unsecured debit balances that presented any risk.

NOTE 5. COMMITMENTS

The Company utilizes office space from its parent company on a month-to-month basis. The office space used is part of a master lease that the parent company has. The Company is allocated a percentage of the master monthly lease amount. This percentage is calculated by taking the square footage used by the Company and dividing it by the total office square footage. On average, the Company's share of rent was approximately 21.5% for the year ended December 31, 2007, or approximately $9,525 per month. In addition, the Company opened an office on Long Island, NY whereby it signed a lease on the office space there that is due to expire May 31, 2008 with the ability to extend up to one year with the same terms. The future minimum payments under this lease agreement are $7,000 for the year ending December 31, 2008.

NOTE 6. PAYABLE TO PARENT COMPANY AND AFFILIATE

The payable to parent company and affiliate on the statement of financial condition relate to the Company's shares of expenses paid on behalf of the Company by these parties.

NOTE 7. INCOME TAXES

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Since the Company is considered a "disregarded entity" for income tax purposes, no provision for income taxes is made at the Company level.

NOTE 8. SOFT DOLLAR TRANSACTIONS

Included in the other assets is $70,123 of prepayments, made to third party vendors for research services provided to the Company's customers based on pre-existing arrangements, for which corresponding commissions have yet to be earned by the Company.

Included in the other liabilities is $357,391 related to these soft dollar arrangements that have been accumulated but have not been used to pay for third party services as of December 31, 2007.

END